UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number: 1-16725

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)

Exhibit Index - Page 22

Report of Independent Registered Public Accounting Firm

The Benefit Plans Administration Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of
The Principal Select Savings Plan for Individual Field as of December 31, 2010 and 2009, and
the related statements of changes in net assets available for benefits for the years then ended.
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of
December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.
The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Des Moines, Iowa
June 29, 2011

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments at fair value:
Unallocated investment options:
Guaranteed interest accounts	$ 2,057,440	$ 2,915,965
Separate accounts of insurance company	134,737,861	117,701,725
Principal Financial Group, Inc. ESOP	20,219,564	16,864,037
Total invested assets at fair value	157,014,865	137,481,727

Receivables:
Contribution receivable from Principal Life Insurance
Company	126,678	120,897
Contributions receivable from participants	244,448	247,592
Notes receivable from participants	3,100,765	2,834,515
Total receivables	3,471,891	3,203,004
Net assets available for benefits	$ 160,486,756	$ 140,684,731

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions
Investment income:
Interest	$ 47,382	$ 100,375
Dividends	326,898	337,543
Net appreciation of investments	23,875,530	22,871,270
Total investment income	24,249,810	23,309,188

Interest income on notes receivable from participants	171,306	178,885

Contributions:
Principal Life Insurance Company	3,337,802	3,160,473
Employees	8,097,279	7,997,111
Transfers from affiliated and unaffiliated plans, net	1,171,071	536,219
Total contributions	12,606,152	11,693,803
Total additions	37,027,268	35,181,876

Deductions
Benefits paid to participants	17,191,049	13,261,029
Administrative expenses	34,194	34,452
Total deductions	17,225,243	13,295,481
Net increase	19,802,025	21,886,395

Net assets available for benefits at beginning of year	140,684,731	118,798,336
Net assets available for benefits at end of year	$ 160,486,756	$ 140,684,731

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements

December 31, 2010

1. Significant Accounting Policies

Basis of Accounting

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are
maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment options consist of guaranteed interest accounts under a guaranteed benefit policy (described in the Employee Retirement Income Security Act of 1974 (ERISA
401(b)) and separate accounts (described in ERISA 3(17)) of Principal Life Insurance Company
(Principal Life). The guaranteed interest accounts and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. Employee Stock Ownership
Plan (ESOP), which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at fair value based on the quoted closing market price of the stock on the last business day of the plan year.

These unallocated investment options are non-benefit-responsive and are valued at fair value.
The guaranteed interest accounts’ fair value is the amount Plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents guaranteed interest account values adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. This value represents contributions allocated to the guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay plan benefits and the insurance company’s administrative expenses. The separate accounts of insurance company represent contributions invested in pools of domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, all of which are valued at fair value.

Notes Receivable from Participants

The notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits and statement of changes in net assets available for benefits have been reclassified to conform to the current year presentation.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. The guidance is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. The adoption of this guidance did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

In January 2010, the FASB issued authoritative guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level
3 fair value measurements. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until
2011, the guidance was effective for reporting periods beginning after December 15, 2009. Since the guidance only affects fair value measurement disclosures, adoption of the guidance did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

In September 2009, the FASB issued authoritative guidance for measuring the fair value to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The
Plan adopted the guidance for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting the guidance, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of the guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In April 2009, the FASB issued authoritative guidance, which provided additional information on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. It also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of fair value reporting. The Plan adopted the guidance for the reporting period ended December 31,
2009. Adoption of the guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The
Plan is available to substantially all field management and agents holding a Career Agent
Contract from Principal Life (the Company).

Information about the Plan agreement, eligibility, and benefit provisions is contained in the
Summary Plan Description. Copies of the Summary Plan Description are available from the
Benefit Administration Department or the Intranet. The Plan is subject to the provisions of
ERISA.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

On January 1, 2006, Principal Life made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement Plan and the
401(k) Plan and forgo receipt of the additional benefits offered by amendments to Principal
Life’s 401(k). The participants who elected to retain the prior benefit provisions are referred to as
“Grandfathered Choice Participants.”

Matching contributions for participants other than the Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from
6% to 8%.

Vesting

Participants are eligible for immediate entry into the Plan with vesting at 100% after three years.
The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the Plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

Forfeitures

Upon termination of employment participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Company contributions. At December 31, 2010 and 2009, forfeited nonvested account balances totaled
$10,665 and $10,267, respectively. In 2010 and 2009, employer contributions were reduced by
$364,643 and $587,648, respectively, from forfeited nonvested accounts.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Participant Loans

The Plan document provides for loans to active participants, which are considered a participant-
directed investment of his/her account. The loan is a Plan asset, but only the borrowing participant’s account shall share in the interest paid on the loan or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve “Bank
Prime Loan” rate at the time of the loan. The rate is set the day a loan is approved, and the rate for the loans issued in 2010 and 2009 was 5.25%. The notes receivable balance was reduced by
$246,458 and $418,015 in 2010 and 2009, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

Plan Terminations

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of
ERISA. In the event the Plan terminates, participants will become fully vested in their accounts.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated
February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue
Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the terms of the Plan document and the Code to maintain its qualification. The Benefit Plans Administration Committee (BPAC) and the Plan sponsor intend to operate the Plan in conformity with the provisions of the Plan document and the Code.
BPAC and the Plan sponsor acknowledge that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, BPAC and the Plan sponsor represent that they will take the necessary steps to bring the Plan’s operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the
IRS.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

3. Income Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The IRS commenced examination of the Plan for 2008 in August 2010. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4. Investments

Contributions are invested in unallocated guaranteed interest accounts supported by the general account of insurance company (a pooled account invested primarily in fixed income securities having a range of maturities); in separate accounts of insurance company, the portfolios of which are primarily invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, as appropriate for each separate account;
and The Principal Financial Group Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc., the ultimate parent of Principal Life. Participants elect the investment(s) in which to have their contributions invested.

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits in 2010 and 2009. Principal Life is a party in interest with respect to these investments.

	December 31
	2010	2009

Principal Financial Group, Inc. ESOP	$ 20,219,564	$ 16,864,037
International Emerging Markets Separate Account	13,278,081	11,975,630
Large-Cap Stock Index Separate Account	13,087,429	*
Money Market Separate Account	12,300,927	14,835,808
Diversified International Separate Account	12,176,973	11,132,426
Mid-Cap Blend Separate Account	8,762,768	7,065,216
U.S. Property Separate Account	*	8,133,174

*Less than 5% of the fair value of net assets available for benefits at respective date.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

4. Investments (continued)

During 2010 and 2009, the Plan’s investments that are related to Principal Life appreciated
(depreciated) in value by $23,875,530 and $22,871,270, respectively, as follows:

	Year Ended December 31
	2010	2009

Guaranteed interest accounts	$ (5,396)	$ (10,452)
Separate accounts of insurance company	18,262,651	18,048,529
Principal Financial Group, Inc. ESOP	5,618,275	4,833,193
	$ 23,875,530	$ 22,871,270

5. Fair Value of Financial Instruments

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•	Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets. Our Level 1 assets include the Principal Financial Group, Inc. ESOP.

•	Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset, either directly or indirectly. Our Level 2 assets are separate accounts of insurance company and are reflected at the NAV price.

•	Level 3 – Fair values are based on significant unobservable inputs for the asset. Our
Level 3 assets include guaranteed interest accounts and real estate separate accounts of the insurance company.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets measured at fair value on a recurring basis. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used. Care should be exercised in deriving conclusions based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. There were no significant changes to the valuation processes during 2010.

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third-party, thus, the only option to exit the guaranteed interest accounts is to withdraw the funds prior to maturity. The fair value of the account is the value paid when funds are withdrawn prior to their maturity. The fair value of the guaranteed interest accounts is reflected in Level 3 and the valuation is based on the applicable interest rate. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value.

Separate Accounts of Insurance Company

The NAV of each of the separate accounts is calculated in a manner consistent with U.S. GAAP for investment companies and is determinative of their fair value and represents the price at which the Plan would be able to initiate a transaction. Most separate accounts are reflected in
Level 2. Several of the separate accounts invest in publicly quoted mutual funds or actively managed stocks. Some of the separate accounts also invest in fixed income securities. The fair value of the underlying mutual funds or stock and of the underlying securities, which is based on quoted prices of similar assets, is used to determine the NAV of the separate account which is not publicly quoted.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

One separate account invests in real estate, for which the fair value of the underlying real estate is based on unobservable inputs and used to determine the NAV of the separate account. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates and discount rates. In addition, each property is appraised annually by an independent appraiser. During 2010 and 2009, this specific separate account had a temporary withdrawal limitation related to turmoil in the credit markets that resulted in a sharp slowdown in the sale of commercial real estate assets and is reflected in
Level 3.

Principal Financial Group, Inc. ESOP

The Principal Financial Group Inc. ESOP, which consists of common stock of Principal
Financial Group, Inc., the ultimate parent of Principal Life, is reported at the closing quoted market price on the last business day of the Plan year and is reflected in Level 1.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis are summarized below.

		As of December 31, 2010
	Assets Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$ 2,057,440	$ –	$ –	$ 2,057,440
Separate accounts of insurance company:

Fixed income security	11,342,041	–	11,342,041	–
Lifetime balanced asset allocation
	18,932,254	–	18,932,254	–
Large U.S. equity	26,374,194	–	26,374,194	–
Small/Mid U.S. equity	30,542,215	–	30,542,215	–
International equity	25,455,054	–	25,455,054	–
Short-term fixed income	12,300,927		12,300,927
U.S. real estate	7,758,549	–	–	7,758,549
Other	2,032,627	–	2,032,627	–
Principal Financial Group, Inc.
ESOP	20,219,564	20,219,564	–	–
Total invested assets	$ 157,014,865	$ 20,219,564	$ 126,979,312	$ 9,815,989

		As of December 31, 2009
	Assets Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
Assets
Guaranteed interest accounts	$ 2,915,965	$ –	$ –	$ 2,915,965
Separate accounts of insurance
company:
Fixed income security	6,781,781	–	6,781,781	–
Lifetime balanced asset
allocation	14,955,713	–	14,955,713	–
Large U.S. equity	23,728,114	–	23,728,114	–
Small/Mid U.S. equity	24,426,885	–	24,426,885	–
International equity	23,108,056	–	23,108,056	–
Short-term fixed income	14,835,808	–	14,835,808	–
U.S. real estate	8,133,174	–	–	8,133,174
Other	1,732,194		1,732,194
Principal Financial Group, Inc.
ESOP	16,864,037	16,864,037	–	–
Total invested assets	$ 137,481,727	$ 16,864,037	$ 109,568,551	$ 11,049,139

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

5. Fair Value of Financial Instruments (continued)

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2010 and 2009, are as follows:

		Year Ended December 31, 2010				Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held

	Beginning Asset Balance as of January 1, 2010	Total Realized/ Unrealized Appreciation (Depreciation)	Purchases, Sales, Issuances, and Settlements **
Ending Asset Balance as of December 31, 2010
Transfers in (Out) of Level 3

Assets
Guaranteed interest accounts	$ 2,915,965	$ 41,985	$ (900,510)	$ –	$ 2,057,440	$ (5,396)
U.S. real estate	8,133,174	1,173,728	(1,548,353)	–	7,758,549	1,184,804
Total	$ 11,049,139	$ 1,215,713	$ (2,448,863)	$ –	$ 9,815,989	$ 1,179,408

		Year Ended December 31, 2009				Changes in Unrealized Gains (Losses) Included in Statements of Changes in Net Assets Available for Benefits Relating to Positions Still Held

	Beginning Asset Balance as of January 1, 2009	Total Realized/ Unrealized Appreciation (Depreciation)	Purchases, Sales, Issuances, and Settlements **
Ending Asset Balance as of December 31, 2009
Transfers in (Out) of Level 3

Assets
Guaranteed interest accounts	$ 3,613,821	$ 89,925	$ (787,781)	$ –	$ 2,915,965	$ (10,452)
U.S. real estate	11,123,522	(3,585,351)	595,003	–	8,133,174	(3,630,115)
Total	$ 14,737,343	$ (3,495,426)	$ (192,778)	$ –	$11,049,139	$ (3,640,567)

**Includes contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant direction, benefits paid to participants, and administrative expenses.

The Principal Select Savings Plan for Individual Field

Notes to Financial Statements (continued)

6. Contingencies

The uncertain environment led to significantly increased requests for withdrawals. To allow for orderly administration and management benefiting all separate account investors, Principal Life implemented a pre-existing contractual limitation to delay withdrawal requests for the real estate separate account. Certain high need payments, such as death, disability, certain eligible retirements, and hardship withdrawals, were not subject to the withdrawal limitation. Other withdrawal requests were subject to the limitation until certain liquidity levels were achieved, mainly via proceeds from sales of underlying properties, rents from tenants and new investor contributions. With the inception of the withdrawal limitation, all sources of cash were first used to satisfy cash requirements at the properties, meet debt maturities, maintain compliance with debt covenants and meet upcoming separate account obligations. Outstanding withdrawal requests were paid in multiple payments. Except for certain de minimis payments, payments were made proportionately among all other outstanding withdrawal requests, based upon available liquidity. All withdrawals are being transacted at the NAV price at the date of distribution. In October 2010, the queue was completely distributed with regular payments occurring approximately every three weeks. The restriction had been in place since
September 26, 2008, and ended on March 25, 2011.

While the outcome of any future litigation or regulatory matter cannot be predicted, management does not believe that any future litigation or regulatory matter will have a material adverse effect on our net assets available for benefits. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net assets available for benefits in a particular year.

7. Related Party Transactions

In addition to the transactions with parties-in-interest discussed in Notes 2, 4 and 5, Principal
Life provides recordkeeping services to the Plan and receives fees, which are paid through revenue generated by Plan investments, for those services. These transactions are exempt from the prohibited transactions rules of ERISA. Principal Life may pay other Plan expenses from time to time.

8. Form 5500

Certain line items of net asset additions and deductions in the 2010 and 2009 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2010 and 2009.

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2010

Identity of Issue	Description of Investment		Current Value

Principal Life
Insurance Company*	Deposits in guaranteed interest accounts		$ 2,057,440

Principal Life	Deposits in insurance company Small-Cap Value II
Insurance Company*	Separate Account		2,595,115

Principal Life	Deposits in insurance company Money Market
Insurance Company*	Separate Account		12,300,927

Principal Life	Deposits in insurance company U.S. Property Separate
Insurance Company*	Account		7,758,549

Principal Life	Deposits in insurance company Bond and Mortgage
Insurance Company*	Separate Account		7,259,661

Principal Life	Deposits in insurance company Diversified
Insurance Company*	International Separate Account		12,176,973

Principal Life	Deposits in insurance company Governmental and
Insurance Company*	High Quality Bond Separate Account		3,106,200

Principal Life	Deposits in insurance company Mid-Cap Blend
Insurance Company*	Separate Account		8,762,768

Principal Life	Deposits in insurance company Large-Cap Stock Index
Insurance Company*	Separate Account		13,087,429

Principal Life	Deposits in insurance company Inflation Protection
Insurance Company*	Separate Account		976,180

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

Principal Life	Deposits in insurance company Partner Mid-Cap
Insurance Company*	Growth Separate Account		$ 6,549,987

Principal Life	Deposits in insurance company Small-Cap Stock Index
Insurance Company*	Separate Account		7,712,434

Principal Life	Deposits in insurance company Large Company
Insurance Company*	Growth Separate Account		4,790,093

Principal Life	Deposit in insurance company International Emerging
Insurance Company*	Markets Separate Account		13,278,081

Principal Life	Deposit in insurance company Principal Financial
Insurance Company*	Group, Inc. Stock Separate Account		2,032,627

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Value Separate Account		3,554,668

Principal Life	Deposits in insurance company Lifetime2010 Separate
Insurance Company*	Account		2,280,493

Principal Life	Deposits in insurance company Lifetime2020 Separate
Insurance Company*	Account		4,832,800

Principal Life	Deposits in insurance company Lifetime2030 Separate
Insurance Company*	Account		5,006,243

Principal Life	Deposits in insurance company Lifetime2040 Separate
Insurance Company*	Account		3,383,779

The Principal Select Savings Plan for Individual Field

	EIN: 42-0127290	Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment		Current Value

Principal Life	Deposits in insurance company Lifetime2050 Separate
Insurance Company*	Account		$ 2,046,790

Principal Life	Deposits in insurance company Large Company Value
Insurance Company*	Stock Separate Account		1,687,668

Principal Life	Deposits in insurance company Partner Large-Cap
Insurance Company*	Growth I Separate Account		3,254,336

Principal Life	Deposits in insurance company Lifetime Strategic
Insurance Company*	Income Separate Account		1,382,149

Principal Life	Deposits in insurance company Partner Small-Cap
Insurance Company*	Growth I Separate Account		4,921,911

Principal Financial	701,499 shares of Principal Financial Group, Inc.
Group, Inc.*	ESOP		20,219,564

Loans to participants*	Notes receivable from participants with interest rates
	ranging from 5.25% to 10.50%		3,100,765
			$ 160,115,630
*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The
Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR
INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 29, 2011	By /s/ Tammy DeHaai
Tammy DeHaai
Committee Member

Exhibit Index

The following exhibit is filed herewith:
Page
23	Consent of Ernst & Young LLP	23

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-
156677) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial
Group, Inc. of our report dated June 29, 2011, with respect to the financial statements and supplemental schedule of The Principal Select Savings Plan for Individual Field included in this
Annual Report (Form 11-K) for the year ended December 31, 2010, filed with the Securities and
Exchange Commission.

/s/ Ernst & Young, LLP

Des Moines, Iowa
June 29, 2011